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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Allstream Inc.
(Translation of registrant's name into English)

Suite 1600
200 Wellington Street West
Toronto, Ontario
Canada M5V 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                   Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSTREAM INC. (Registrant)
Date: October 9, 2003
	By:	/s/ SCOTT EWART Name: Scott Ewart Title: Senior Vice President, General Counsel, Secretary & Chief Privacy Officer

FOR IMMEDIATE RELEASE

Allstream Expands World-Class Portfolio with
International Data Network Services

Allstream Offers Simplified Global Network Connectivity with
Single Point of Contact

        TORONTO, October 9, 2003 — Allstream (TSX: ALR.A, ALR.B; NASDAQ: ALLSA, ALLSB), formerly AT&T Canada, a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services, today announced it has expanded its comprehensive Data Network services portfolio on an international scale, to offer simplified global network connectivity. As part of Allstream's Connectivity service offerings, this portfolio of Data Network services helps to meet the global needs of multi-national customers and reinforce the Company's position as an international communication solutions provider.

        Through international interconnection agreements, Allstream will service customers' international requirements, while remaining the customer's single point of contact to provide seamless global connectivity. Being the primary interface for the customer's entire network, regardless of the international service point, will ensure customers have access to Allstream's expertise and support for their global network with the greatest convenience — thereby helping customers centralize control and run their business more efficiently.

        "Based on our research, customers have told us they want a simple and easy way to handle their global network requirements," said Mike Kologinski, Executive Vice President of Marketing, Allstream. "With our International Data Network services customers receive the same reliable and high performance solutions and expertise as before, but now on a global scale. Allstream is our customer's single global service provider meaning a single point of contact for account management, provisioning, maintenance and billing. This expansion, in addition to our new global remote access service launched last week, is an important step in our commitment to collaborate with customers to meet their global connectivity needs."

        The services initially offered will be ATM, Frame Relay and ATM-Frame Relay Service Interworking (SIW) with connectivity options to Allstream's Business IP (MPLS) service which provides high performance networking for advanced IP applications with multiple Classes of Service (CoS) to allow for network traffic prioritization to accommodate the varying demands of multiple data applications. Allstream will continue to expand its international offerings to other services in the future.

        In addition to simplified global network connectivity, customers receive a single point of contact for account management and customer service, common service features, a single contract and consolidated pricing — all backed by comprehensive service level agreements and performance metrics. Customers also receive:

  •
  Seamless extension of Allstream's Data Network services to countries around the world

  •
  Single customer contract for service, irrespective of origination and destination end points

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  Network Interoperability, allowing customers to inter-connect with other Allstream data services

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  Simplified single or multi-end billing

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  Project management of customer's network installation

  •
  24/7 service and maintenance

        Allstream's suite of Data Network services includes Business IP, ATM, Frame Relay, Transparent LAN and Private Line. With a broad range of data network services, Service Interworking capabilities, IP enabled solutions and national network infrastructure, Allstream provides customers with customized data connectivity solutions based on their unique requirements. For more information about Allstream's International Data Network services, please contact 1-877-288-7253 or visit our website at www.allstream.com.

About Allstream

        Allstream is a leading communication solutions provider with a world-class portfolio of Connectivity, Infrastructure Management and IT Services. Allstream collaborates with customers to create tailored business solutions that meet their unique needs and help them compete more effectively. Spanning more than 18,800 kilometres, Allstream has an extensive broadband fibre-optic network and the greatest reach of any competitive carrier in Canada, and provides international connections through strategic partnerships and interconnection agreements with other international service providers. Allstream has approximately 4,000 employees and is a public company with its stock traded on the Toronto Stock Exchange under the symbols ALR.A and ALR.B, and on the NASDAQ National Market System under the symbols ALLSA and ALLSB. Visit Allstream's website, www.allstream.com for more information about the Company.

Note to Investors
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the United States Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained on page 1 of the Company's Annual Information Form dated May 2, 2003, which is filed with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

For additional information, please contact:

Media: May Chong, 416-345-2342, may.chong@allstream.com

Investors and Analysts:
Brock Robertson, 416-345-3125, brock.robertson@allstream.com
Dan Coombes, 416-345-2326, dan.coombes@allstream.com

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SIGNATURES
FOR IMMEDIATE RELEASE